EMAIL: SFeldman@olshanlaw.com DIRECT DIAL: 212.451.2234

June 19, 2014

VIA EMAIL AND EDGAR

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention: Sandra B. Hunter, Esq., Staff Attorney
Division of Corporation Finance

Re:	Property Management Corporation of America (PMCA) Registration Statement on Form S-1 (No. 333-196503)

Ladies and Gentlemen:

This letter will serve to withdraw the request for acceleration made yesterday by our client PMCA.

Inasmuch as there must be at least 21 days from the date the registration statement and confidential submissions are publicly filed to the anticipated date of effectiveness of the registration statement, PMCA intends to seek acceleration of effectiveness of its registration statement at 9:30 a.m. on Thursday, June 26, 2014, and will re-submit its request early next week.

Thank you for your assistance.

Very truly yours,

/s/ Spencer G. Feldman

Spencer G. Feldman

cc:	Mr. Michael T. Brigante Chief Financial Officer